SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2 )
                              VICINITY CORPORATION.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   925653 10 7
 -------------------------------------------------------------------------------
                                 (CUSIP Number)
                                   Moloco, LLC
                           Attention: Timothy P. Bacci
                        2033 North Main Street, Suite 440
                         Walnut Creek, California 94596
                                 (925) 287-0617

                                 with a copy to:

                                  Rod J. Howard
                         Brobeck, Phleger & Harrison LLP
                             2000 University Avenue
                        East Palo Alto, California 94303
                                 (650) 331-4000
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 19, 2002
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

            This Amendment No. 2 amends and supplements the Schedule 13D filed by Moloco, LLC on August 2, 2002, as so updated to date (the "Schedule 13D").

      Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following:

On Friday, August 16, 2002, Moloco met with Vicinity's chief executive officer, Charles Berger, and communicated a verbal proposal to Mr. Berger for returning up to $71 million in cash to Vicinity stockholders, representing approximately $2.65 per share. On Monday, August 19, 2002, Moloco delivered a letter addressed to all of the members of Vicinity's Board of Directors, summarizing Moloco's proposal (the "August 19 Letter"). As more fully set forth in the August 19 Letter (a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference), Moloco's proposal contains three principal elements:

     (1) Recapitalize the company and return to its stockholders up to $71 million in excess cash held by the company by means of a cash-election merger in which Vicinity stockholders would have the opportunity either to cash out of their shares at a price of approximately $2.65 per share or (subject to possible limitations based on stockholders' status as accredited investors) to retain some or all of their stockholdings in the company.

     (2)  Restructure the company to quickly take its operations to breakeven.

     (3) Refocus the company's business on high-value high-margin opportunities for growth.

The terms of the proposal are based on a number of assumptions and are subject to a number of contingencies which could result in more or less cash being made available to Vicinity stockholders and a higher or lower cash election price per share, which are described in the August 19 Letter.

On August 12, 2002, Moloco received a letter from Mr. Berger dated the same date, responding to the director nominations and charter and bylaw amendment proposals described in Moloco's initial Schedule 13D. A copy of Mr. Berger's letter is attached hereto as Exhibit 4. Moloco's initial response to Mr., Berger's letter is set forth in the August 19 Letter, and a further response is expected to be delivered to Vicinity in the near future and will be filed by further amendment at that time.

Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following:

3.   Letter dated August 19, 2002, from Moloco to Vicinity's Board of Directors.
4.   Letter dated August 12, 2002, from Charles Berger to Moloco.

                                   SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 19, 2002                      MOLOCO, LLC

                                             By:  Moloco, LLC

                                             By: /s/ Timothy P. Bacci
                                                ---------------------------
                                                Timothy P. Bacci, Manager

                                             By: /s/ Eric A. Brewer
                                                ---------------------------
                                                Eric A. Brewer, Manager

                                             By: /s/ Darryl B. Chan
                                                ---------------------------
                                                Darryl B. Chan, Manager

--------------------------------------------------------------------------------

EXHIBIT 3:


                                   Moloco LLC
                        2033 North main street, SUITE 440
                             walnut creek, ca 94596
                                 (925) 287-0617



                                                                August 19, 2002


To the Members of the Board of Directors
  of Vicinity Corporation
370 San Aleso Avenue
Sunnyvale, California 94085


Gentlemen:

On Friday of last week, Moloco presented a verbal proposal to Mr. Berger for returning significant near-term value to the stockholders of Vicinity Corporation and positioning the company for future growth. In order to avoid miscommunication or misunderstanding regarding the nature or details of our proposal, we felt it would be helpful to summarize that proposal in a letter and send that letter to all of the members of the Board of Directors of Vicinity. Our proposal has three elements:

     (4) Recapitalize the company and return to stockholders up to $71 million in excess cash held by the company.
     (5) Restructure the company to quickly take operations to cash-flow breakeven.
     (6) Refocus the company's business on high-value high-margin opportunities for growth.

All three elements could be accomplished quickly and would begin with a transaction that gives stockholders of the company an opportunity to cash out of their shares at a price of approximately $2.65 per share or, subject to certain considerations described below, to retain some or all of their stockholdings in the company.

CASH ELECTION MERGER AND CHANGE OF CONTROL

Our proposed mechanism for accomplishing the above is through a cash election merger of Vicinity with another company affiliated with certain members of Moloco that Moloco believes to be an excellent strategic fit for the company. In this transaction, Vicinity stockholders prior to the merger would be given the opportunity to (a) elect to receive cash for all of their shares at a price of approximately $2.65 per share, (b) elect to continue to hold their shares or (c) elect to cash out a portion of their shares and hold the remainder. The cash election would not be subject to "cutbacks" or pro-ration on the number of shares electing cash. Any and all Vicinity stockholders prior to the merger would be entitled to convert all of their shares into cash, regardless of what other stockholders have decided.

Following the cash election merger, Vicinity would be managed by officers and directors designated by Moloco. We anticipate that those officers and directors would include several individuals from Vicinity, certain managers and officers of Moloco and other individuals to be designated by Moloco. If (as we believe is likely) all or most of Vicinity's pre-merger stockholders elect cash in the merger, Moloco and its affiliates will become majority owners of the post-transaction company.

Below is a brief summary of the two options that would be presented to the stockholders in the cash election merger. This summary is intended for discussion purposes only and does not constitute an offer to Vicinity or its stockholders. When appropriate, the information presented below will be superseded by more detailed information and stockholders will receive all disclosure that is necessary for them to make an informed decision concerning the cash election merger, as required by law.

OPTION 1 - STOCKHOLDER ELECTS TO RECEIVE CASH

We propose that $71 million of the $83.6 million in cash and cash equivalents currently held by Vicinity be made available to the stockholders in the cash election merger. Based upon the reported share count of 26,806,000 shares outstanding, the cash election price in the merger would be approximately $2.65 per share (the "Election Price"). The Election Price and the total cash available to Vicinity stockholders would be subject to adjustment based upon several factors including the amount of cash spent by the company during the period prior to the cash election merger, the number of shares outstanding on the date of the merger, new information on the company's obligations, current and contingent liabilities, future working capital and investment requirements, and any material changes in the company's business.

The Election Price of $2.65 per share represents a substantial premium to recent market prices. For the six months prior to Moloco's initial 13D filing on August 2, 2002, Vicinity's stock had an average daily closing price of $1.90. The Election Price represents a 39% premium to $1.90. For the 18 months prior to August 2, 2002, Vicinity's stock had an average closing price of $1.80 per share. The Election Price represents a 47% premium to $1.80. The last time the stock had even a single trade at or above $2.65 per share was 18 months ago in February 2001.

The Election Price is also a significant premium to what Moloco believes would be distributed to stockholders were the company to liquidate its business and distribute the remaining assets. Taking into account continuing losses from operations, severance and bonus payments to employees, amounts remaining payable on numerous leases and contracts, continuing and threatened litigation and wind-down costs, the amount that the company would have available for distribution is estimated to be in the range of $60 million to $68 million, or $2.24 to $2.54 per share. We estimate that the process of liquidation, with ongoing contracts, would take at least 2 years with cash reserves being necessary until the process is completed or the company finds another company willing to assume its operating commitments and other liabilities. Accordingly, distributions to stockholders would likely come in two or more installments over the next two years. Assuming (optimistically) a 70% distribution after two months with the remaining 30% delivered in 24 months and a 12% discount rate, we estimate the net present value of payments that would be made upon a liquidation of Vicinity in the range of $2.07 to $2.34.

If the above analysis proves to be inaccurate, Moloco reserves the right to increase or decrease the Election Price. Moloco desires that the Election Price be as high as possible taking into account all factors limiting potential distributions of cash. One very significant variable is the amount of cash and cash equivalents that will be available at the time of the cash election merger. Every dollar the company spends between now and the shareholder cash election will be a dollar unavailable for return to stockholders. Over the past four quarters, the company has consumed an average of slightly less than 9.5 cents per share per quarter. We believe that with the cooperation of the Board and management, the cash election merger can be accomplished quickly and without undue expense.

OPTION 2 - STOCKHOLDER ELECTS TO RETAIN HOLDINGS

Stockholders willing to bear more risk in exchange for the potential of long-term appreciation on their shares of the post-transaction Vicinity may elect to retain their shareholdings. However, because Moloco believes it is likely that a substantial majority of stockholders will elect cash in the merger, listing requirements and other factors may make it necessary (or preferable) for Vicinity to become a private company following the merger. In that situation, stockholders may need to qualify as "accredited investors" in order to retain their stockholdings in the private company that would result from the merger.

As soon as the cash election merger is approved, we would seek to work with current management to begin the process of restructuring Vicinity's business in a manner designed to take the company to cash flow breakeven on an operating basis as soon as possible. We expect this would be achieved through the discontinuation of under-performing operations, a reduction in headcount and other steps.

Moloco views additional cost cutting as the logical continuation of the process begun by the company almost two years ago. We were surprised to hear during the company's last earnings call that management would look to reach breakeven through future growth and not continued cost cutting. The company's revenue has declined during 6 of the last 7 fiscal quarters. During this time, Vicinity's customer count has stayed relatively constant despite approximately 50 people being dedicated to sales and marketing efforts. We understand that the company is trying to "upsell" its existing clients, but this cannot be working if revenues are declining every quarter.

Vicinity's business is based almost entirely upon its web-based store locator product. While this product has seen many improvements and has recently been renamed, it is essentially the same product that Vicinity began selling during the second half of calendar year 1996. We believe that Vicinity's Location Server, the product once known as Business Finder, has reached the limits of its revenue potential. As a mature product line, spending on Vicinity's store locator product should be scaled back so that the revenue flowing off of this portion of the business can be used to support new initiatives with greater long-term growth potential.

We would seek to expand the company's business through strategic mergers and acquisitions, to build a suite of services more deeply connecting client websites to their local stores, branches or outlets. We believe that a company without excess cash, and with a better operating cost structure, will be a stronger acquiror and a more flexible and attractive merger partner, and will therefore be better able to consummate mergers and acquisitions. Moloco is currently engaged in discussions with several companies that we believe have great potential if combined with Vicinity. Several of these companies have previously held discussions with Vicinity, but each reports that merger talks stalled and that they see little prospect for this situation to improve under the present circumstances.

Before approving the merger and before making their election between taking cash or retaining stock, Vicinity stockholders would receive additional information concerning the merged company and the risks of remaining as stockholders in the company following the merger.

RESPONSIBILITY TO STOCKHOLDERS

The financial markets have changed dramatically over the two and one-half years since Vicinity went public. There is zero chance that investors today would put $83.6 million into Vicinity as new money. This being the case, one should ask whether it is appropriate and in the best interest of the stockholders to continue to spend that money to support a business model that has been in decline for almost two years.

We believe that a majority of Vicinity's current stockholders are most interested in the near-term value that can be achieved through a return of excess cash. We have studied the alternatives and believe that our proposal involving a recapitalization and restructuring is the best way to return as much cash as possible to the stockholders as quickly as possible.

This is Moloco's proposal and we are prepared to allow the stockholders of the company to make their decision on its merits. In this difficult market in which the actions and motivations of corporate managers are being called into question every day, we believe Vicinity's management should support the rights of stockholders and encourage their participation in matters so central to the reasons for their investment in the company.

As you know, we have submitted proposed amendments to the company's articles and bylaws that we believe will serve to increase stockholder democracy and participation. Mr. Berger's August 12, 2002 letter to Moloco indicates that management intends to oppose these proposals and prevent some or all of them from being put before the stockholders. We take issue with Mr. Berger's actions and we intend to respond more fully in a separate letter. More importantly, we believe efforts to block the proposals using dubious technicalities are contrary to the best interests of Vicinity's stockholders and a waste of the company's resources. In any event, as one of Vicinity's largest stockholders, we will continue to express our opinions on Vicinity and its business and expect that other stockholders will do the same.

We believe our proposal to be in the best interests of Vicinity and its stockholders and that it will have widespread support among Vicinity's stockholders. We encourage the members of the Board and management to work with us to deliver value to stockholders, and we invite you to contact us to discuss an appropriate process and timeline for the negotiation, documentation, review, approval and implementation of the transactions reflected in our proposal.

                                                                   Sincerely,



                                                                   Tim Bacci

EXHIBIT 4:


August 12, 2002
VIA FACSMILE
Tim Bacci
Moloco, LLC
2033 North Main Street, Suite 440
Walnut Creek, CA 94596

Dear Mr. Bacci:

          On July 30, 2002, we received your letter dated the same date submitting notice of director nominations and other items of business that Moloco, LLC wishes to bring before Vicinity Corporation's next annual meeting of stockholders (the "Annual Meeting").

      We note that you did not request that these proposals be included in our proxy statement and proxy card for the Annual Meeting. In the event that you intended to request that these items be included in our proxy statement, we have identified certain eligibility and procedural requirements set forth in Rule 14a-8 under the Securities Exchange Act of 1934 (a copy of which is attached for your reference) with which the request did not comply:

     1. Failure to Own Vicinity Stock for Required Time Period. Rule k4a-8(b)(1) requires that, to be eligible to submit a proposal for inclusion in our proxy statement, Moloco must have continuously held at least $2,000 in market value of Vicinity's common stock for at least one year from the date Moloco submitted the proposal. However, you informed us that Moloco first acquired shares of Vicinity's common stock on July 9, 2002. In order to cure this deficiency, you would need to provide us a written statement from the record holder, which appears to be Bear Stearns and Company, verifying that Moloco has continuously held the shares since at least July 30, 2001. Please also provide a written statement confirming that Moloco intends to continue to hold such amount of shares through the date of the Annual Meeting, as required by Rule 14a-8(b)(1).

     2. One Proposal Per Stockholder; 500 Word Maximum Length. Rule 14a-8(c) provides that each stockholder may only submit one proposal per stockholders' meeting. Your request is drafted in the form of eleven different proposals, and we further note that these proposals address multiple concepts. Furthermore, Rule 14a-8(d) provides that the proposal, together with the accompanying supporting statement, may not exceed a total of 500 words. Your request far exceeds this limit.

If these deficiencies are not cured, then we do not intend to include these proposals in our proxy statement. Please note that, if you intend to seek inclusion of these proposals in our proxy statement, then pursuant to Rule 14a-8(f), you have 14 calendar days after you receive this letter in which to deliver to us a response addressing these deficiencies. This response must be postmarked or transmitted electronically, within the 14-day period.

          In addition, we bring to your attention additional deficiencies in the Moloco proposals:


     1. We are entitled to exclude Proposal No. 1, providing for the election of two Moloco nominees as Class III directors, from our proxy statement pursuant to Rule 14a-8(i)(8).

     2. Certain of the proposals are improper as a matter of state law. Proposals 2(a), 4(a), 5(a), 6(a), 7, 10 and 11 contemplate amendments to Vicinity's certificate of incorporation and are drafted to be mandatory if approved. However, under Delaware law, the certificate of incorporation may only be amended if the board of directors adopts a resolution setting forth the amendment proposed and declares its advisability. Vicinity's board of directors has not taken these actions. Similarly, Proposals 2(b), 3, 4(b), 5(b) and 6(b) are improper as a matter of state law in that they would result in changes to the bylaws that would be inconsistent with the certificate of incorporation.

          This request does not limit our rights to challenge your proposal as improperly submitted, inaccurate, or illegal on other grounds. Please be advised that even if Moloco intends to seek inclusion of these proposals into our proxy statement and submits a response to us within the required timeframe, we intend to submit documents to the SEC to seek exclusion of these proposals from our proxy statement and proxy card.


                                           Sincerely yours,
                                           /s/ Charles W. Berger
                                           Charles W Berger
                                           President and Chief Executive Officer

                                                       ATTACHMENT - RULE 14A-8


Rule 14a-8. Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a)   Question 1: What is a proposal?

                     A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).


(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (ss.240.13d-101), Schedule 13G (ss.240.13d-102), Form 3 (ss.249.103 of this chapter), Form 4 (ss.249.104 of this chapter) and/or Form 5 (ss.249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c)  Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d)  Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (ss.249.308a of this chapter) or 10-QSB (ss.249.308b of this chapter), or in shareholder reports of investment companies under ss.270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company s principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company s notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under ss.240.14a-8 and provide you with a copy under Question 10 below, ss.240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(I) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violations of law. If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including ss.240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(G) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(6) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph i(9): A company's submission to the Commission under this section should specify he points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i)   The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company arguments?

                     Yes, you may submit a response, but it is not required. You should try to submit any response to us with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.


(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, ss.240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to workout your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under ss.240.14a-6.